UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF OCTOBER 2009

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY STATEMENT

This report on Form 6-K/A is being filed as Amendment No. 1 to the report on Form 6-K filed by Xinyuan Real Estate Co., Ltd. (“Xinyuan”, “we”, “us”, or “our company”) with the Securities and Exchange Commission on September 30, 2009 (the “Original Report”), announcing the potential acquisition (“Acquisition”) of the remaining 55% interest in Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”) not currently owned by Xinyuan. Xinyuan has prepared this Amendment No. 1 to the Original Report to provide the following information:

•	to provide further information regarding the Acquisition and the government approval process related to the Acquisition;

•	to provide certain information about the business and financial conditions of Jiantou Xinyuan;

•

to provide certain financial statements of Jiantou Xinyuan and unaudited pro forma financial information in connection with the Acquisition, which financial statements and unaudited pro forma information are filed as exhibits hereto; and

•	to update the risk factors affecting us previously disclosed in our most recent Annual Report, as amended, on Form 20-F.

All of the other contents in the Original Report remain the same and are hereby incorporated by reference into this report on Form 6-K/A.

INCORPORATION BY REFERENCE

This report on Form 6-K/A, including the exhibits hereto, is hereby incorporated by reference into (1) the registration statement of Xinyuan on Form F-3 originally filed on July 10, 2009, as amended (Registration Number 333-160518), and into the prospectus contained in the foregoing registration statement, (2) the registration statement of Xinyuan on Form S-8 (Registration Number 333-152637), and (3) any outstanding prospectus, offering circular or similar document issued or authorized by Xinyuan that incorporates by reference any of Xinyuan’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this report on Form 6-K/A shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Xinyuan under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K/A contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can generally identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. In addition, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to acquire suitable land sites for future development at reasonable prices; our ability to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts; our ability to obtain on a timely basis necessary government approvals for any major property development; our ability to complete the Acquisition within the anticipated time period, if at all; the Sellers’ ability to obtain government approval required for this Acquisition, including the approval for transfer of state-owned assets which is necessary given that the sellers of the equity interest we intend to acquire are state-owned enterprises; economic, political and social conditions in the People’s Republic of China (“PRC”) as well as government policies can affect our business, and other risks outlined in our public filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2008, as amended.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On September 25, 2009, we, through our indirectly wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd., or Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement (“ETA”) with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (collectively known as “Sellers”), pursuant to which Xinyuan, through Henan Xinyuan, may acquire the remaining 55% interest (the “55% Equity”) in Jiantou Xinyuan not currently owned by Xinyuan.

Pursuant to the ETA, the aggregate purchase price for the 55% Equity is approximately US$4 million in cash. As part of the transaction, Jiantou Xinyuan will make distributions of approximately US$26.7 million to the Sellers in the aggregate and approximately US$21.8 million to Henan Xinyuan prior to completion of the transaction.

As the Sellers are state-owned enterprises, the proposed Acquisition is deemed a transfer of state-owned assets. Under laws and regulations in the PRC governing transfers of state-owned assets, state-owned assets, including state-owned equity interests, are required to be sold or disposed of through a public listing and auction process unless a proposed sale or disposal has been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the government approval to exempt the proposed transfer of the 55% Equity as contemplated under the ETA from the public listing and auction process (the “Government Approval”). If the Government Approval is not obtained, the Sellers will be required to proceed with the public listing and auction process. The Sellers are currently in the process of applying for the Government Approval from the Zhengzhou municipal administration of state-owned assets. The closing of the proposed Acquisition is subject to customary closing conditions, including the receipt of the Government Approval. Based on the assessment of the Sellers regarding expected timing and the likelihood of obtaining the Government Approval, the proposed Acquisition is currently expected to be completed by the end of 2009. See “Risk Factors — Our proposed acquisition of the 55% equity interest in Jiantou Xinyuan is subject to the government approval for exemption from the listing and auction process for the transfer of state-owned assets. If such approval cannot be obtained, we cannot assure you that we will win the auction process to acquire such 55% equity interest at the terms we previously negotiated with the sellers, or at all.”

The foregoing description of the ETA does not purport to be complete and is qualified in its entirety by reference to the ETA, which is filed as Exhibit 99.1 to the Original Report and is incorporated herein by reference. The ETA has been included to provide information regarding the terms of the Acquisition. It is not intended to provide any other factual information about Xinyuan or Henan Xinyuan.

About Jiantou Xinyuan

Jiantou Xinyuan is a property development company founded in 2005 in which we currently own a 45% equity interest. A 50% equity interest in Jiantou Xinyuan currently is held by Zhengzhou General Construction Investment Company and the remaining 5% is held by Zhengzhou Jiantou Project Consulting Co., Ltd. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interests in Jiantou Xinyuan. We and the other partners also extend loans to Jiantou Xinyuan at an interest rate comparable to bank lending rates for Jiantou Xinyuan’s property development operations.

Jiantou Xinyuan operates exclusively in Zhengzhou and has initiated six projects. As of June 30, 2009, Jiantou Xinyuan had completed three projects with total GFA of 191,475 square meters. Two additional projects are under construction with an estimated total GFA of 374,563 square meters. One project is under planning with estimated total GFA of 194,117 square meters.

Jiantou Xinyuan completed its first project in 2006 and did not record revenue from real estate sales in that year. In 2007 and 2008, Jiantou Xinyuan’s revenue was US$122.2 million and US$120.8 million, respectively, and net income was US$30.8 million and US$41.4 million, respectively. For the six months ended June 30, 2009, Jiantou Xinyuan recorded revenue of US$33.3 million and net income of US$8.2 million. For more information about Jiantou Xinyuan’s financial condition, see the audited and unaudited consolidated financial statements of Jiantou Xinyuan included in Exhibits 99.1 and 99.2 hereto.

The Acquisition will increase the number of our projects under construction and planning in 2010. In addition, Jiantou Xinyuan’s properties under construction and completed projects listed below are expected to continue to generate positive cash flows from selling unsold units through the first half of 2010. Jiantou Xinyuan is also planning to commence the construction and pre-sale of the property under planning listed below in 2010. We believe that the Acquisition will further strengthen our market presence in Zhengzhou. For more information on the impact of the Acquisition on our results of operation and financial condition, please see the unaudited pro forma condensed combined financial statements included in Exhibit 99.3 hereto.

The following table sets forth detailed information for each of Jiantou Xinyuan’s six projects.

Project Name	Location	Type of Products(1)	Construction Commencement Date	Pre-sale Commencement Date	Total Site Area (m2)	Total GFA (m2)	Total Units	Number of Units Sold
Properties under construction
Zhengzhou International City Garden Phase II	Zhengzhou	H	07/2007	02/2008	96,240	280,619	3,668	3,068
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	04/2008	07/2008	57,289	93,944	893	320
Subtotal					153,529	374,563	4,561	3,388
Properties under planning
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	—	—	81,145	194,177	—	—
Completed Projects
Zhengzhou International City Garden Phase I	Zhengzhou	M	03/2006	04/2006	64,370	107,439	1,568	1,560
Zhengzhou International Plaza (2)	Zhengzhou	H	03/2007	07/2007	10,095	41,333	505	502
Zhengzhou City Mansion	Zhengzhou	M/S	03/2007	05/2007	21,516	42,703	801	760
Total					330,655	760,215	7,435	6,210

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings and “S” refers to sub-high-rise buildings.
(2)	Jiantou Xinyuan owns a 52% interest in the project company developing Zhengzhou International Plaza. The remaining 48% interest in that project company is owned by an independent third party.

Financial Statements and Exhibits

The financial statements and pro forma financial information described below should be read in conjunction with the Original Report and this report on Form 6-K/A.

(a) Financial Statements of Business Acquired.

The audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 of Jiantou Xinyuan and subsidiary and related report of independent registered public accounting firm are included as Exhibit 99.1 hereto and incorporated by reference herein.

The unaudited interim consolidated financial statements as of December 31, 2008 and June 30, 2009 and for the six months ended June 30, 2008 and 2009 of Jiantou Xinyuan and subsidiary are included as Exhibit 99.2 hereto and incorporated by reference herein.

(b) Pro Forma Financial Information.

The unaudited pro forma combined financial information of Xinyuan as of and for the six months ended June 30, 2009 and for the year ended December 31, 2008 giving effect to the Acquisition and the notes related thereto are included as Exhibit 99.3 hereto and incorporated by reference herein.

RISK FACTORS

Our proposed acquisition of the 55% equity interest in Jiantou Xinyuan is subject to the government approval for exemption from the listing and auction process for the transfer of state-owned assets. If such approval cannot be obtained, we cannot assure you that we will win the auction process to acquire such 55% equity interest at the terms we previously negotiated with the sellers, or at all.

On September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan entered into an ETA with the Sellers to acquire their 55% equity interest in Jiantou Xinyuan. We currently own the remaining 45% equity interest in Jiantou Xinyuan through Henan Xinyuan.

As the Sellers are state-owned enterprises, our proposed acquisition of the Sellers’ 55% equity interest in Jiantou Xinyuan, or the 55% Equity, is deemed a transfer of state-owned assets, which under the PRC laws and regulations are required to be sold or disposed of through a public listing and auction process unless a proposed sale or disposal has been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the government approval to exempt the proposed transfer of the 55% Equity as contemplated under the ETA from the public listing and auction process, or the Government Approval. The Sellers are currently in the process of applying for the Government Approval from the Zhengzhou municipal administration of state-owned assets. Based on the assessments of the Sellers regarding expected timing and the likelihood of obtaining the Government Approval, we anticipate that the proposed acquisition of the 55% Equity will be completed by the end of 2009. However, we cannot assure you that the Sellers will be able to obtain the Government Approval in a timely manner or at all.

In the event that the Sellers fail to obtain the Government Approval, they will be required to list the 55% Equity in the local assets and equity exchange for a competitive auction and determine the purchaser of, and the transfer price for, the 55% Equity based on the results of such auction. The listing price will be based on an independent asset appraisal. In such case, we currently intend to participate in the auction process but we cannot guarantee you that we will win the auction. We believe that we are likely to win an auction because we already own, through Henan Xinyuan, a 45% interest in Jiantou Xinyuan, potentially discouraging third parties from participating in the auction process. In addition, as an existing shareholder of Jiantou Xinyuan, Henan Xinyuan is entitled to a right of first refusal on the sale of the 55% Equity. We currently plan to exercise such right to match any reasonable bid by a third party that exceeds our bid price. However, even if we manage to win the auction for the 55% Equity, regardless of whether through exercising our right of first refusal, we cannot assure you that the final purchase price for the 55% Equity will not exceed the price as provided in the ETA or that the other terms of the final purchase will not be different from the terms we agreed with the Sellers in the ETA. Furthermore, we might decide not to enter the auction process, or exercise our right of first refusal with respect to the 55% Equity, if we determine that the listing price or the price bid by a third party is unreasonably high. In such an event, we would not acquire the 55% Equity and, depending on the results of the auction, we may have joint ownership of Jiantou Xinyuan with one or more new joint venture partners with whom we may not be familiar. If we do not develop and maintain a good relationship with such new partner(s), Jiantou Xinyuan’s results of operations may be adversely affected, which in turn may adversely affect our results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: October 28, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 of Jiantou Xinyuan and subsidiary.

99.2	Unaudited interim consolidated financial statements as of December 31, 2008 and June 30, 2009 and for the six months ended June 30, 2008 and 2009 of Jiantou Xinyuan and subsidiary.

99.3	Unaudited pro forma combined financial information of Xinyuan as of and for the six months ended June 30, 2009 and for the year ended December 31, 2008.

99.4	Consent of Ernst & Young Hua Ming.

Exhibit 99.1

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. and Subsidiary

As of December 31, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zhenzhou Jiantou Xinyuan Co., Ltd. and subsidiary at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, People’s Republic of China
October 22, 2009

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

		As at December 31
	Notes	2007	2008
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		50,306,185	31,456,157
Restricted cash		3,936,297	1,232,296
Accounts receivable		36,279	4,906,849
Other receivables		207,044	532,196
Other deposits and prepayments	4	3,591,387	12,298,821
Real estate property development completed	3	1,092,357	1,369,767
Real estate property under development	3	51,077,372	91,488,127
Amount due from related party	9	5,927,026	4,871,471

Total current assets		116,173,947	148,155,684

Property and equipment, net		361,455	364,476

TOTAL ASSETS		116,535,402	148,520,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		7,379,456	26,130,061
Short-term bank loans	5	44,198,177	21,947,151
Customer deposits	6	1,952,903	797,975
Income tax payable	7	2,415,799	10,818,762
Other payables and accrued liabilities	8	7,919,015	7,820,647
Due to related parties	9	1,897,992	2,028,512
Due to shareholders	9	23,574,186	19,050,127

Total current liabilities		89,337,528	88,593,235

Deferred tax liabilities	7	6,657,307	13,989,149

Total liabilities		95,994,835	102,582,384

Commitments and contingencies	11

Minority interests		809,583	2,471,398

Shareholders’ equity
Paid-in capital	10	1,254,865	1,254,865
Statutory reserves		247,425	247,425
Retained earnings		17,394,644	39,326,134
Accumulated other comprehensive income		834,050	2,637,954

Total shareholders’ equity		19,730,984	43,466,378

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		116,535,402	148,520,160

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

		Year ended December 31
	Notes	2006	2007	2008
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$nil, US$7,750,507, and US$7,065,920 in 2006, 2007 and 2008, respectively		—	122,171,923	120,757,042
Other revenue		10,076	36,811	92,739

Total revenue		10,076	122,208,734	120,849,781

Cost of revenue:
Cost of real estate sales		—	(86,735,650)	(73,157,703)
Other costs		—	(2,165)	(175,665)

Total cost of revenue		—	(86,737,815)	(73,333,368)

Gross profit		10,076	35,470,919	47,516,413
Selling and distribution expenses		(926,955)	(2,933,843)	(4,030,100)
General and administrative expenses		(625,409)	(1,255,038)	(1,888,598)

Operating income/(loss)		(1,542,288)	31,282,038	41,597,715
Interest income		279,095	716,340	998,013
Interest expense		(19,007)	(1,233,490)	(1,168,542)

Income/(loss) from operations before income taxes and minority interest		(1,282,200)	30,764,888	41,427,186
Income taxes	7	—	(11,637,420)	(17,833,881)

Net income/(loss) before minority interest		(1,282,200)	19,127,468	23,593,305
Minority interest (net of taxes of US$nil, US$280,147, and US$1,220,393 in 2006, 2007, and 2008, respectively)		67,312	(263,604)	(1,661,815)

Net income/(loss)		(1,214,888)	18,863,864	21,931,490

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

	Paid-in Capital	Statutory Reserves	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	US$	US$	US$	US$	US$	US$
BALANCE AT JANUARY 1, 2006	990,528	—	685	(6,907)	685	984,306
Foreign currency translation gain	—	—	7,541	—	7,541	7,541
Net loss	—	—	(1,214,888)	(1,214,888)	—	(1,214,888)

BALANCE AT DECEMBER 31, 2006	990,528	—	(1,206,662)	(1,221,795)	8,226	(223,041)

Share capital increase	264,337	—	—	—	—	264,337
Foreign currency translation gain	—	—	825,824	—	825,824	825,824
Net income	—	—	18,863,864	18,863,864	—	18,863,864
Appropriation of statutory reserves	—	247,425	—	(247,425)	—	—

BALANCE AT DECEMBER 31, 2007	1,254,865	247,425	19,689,688	17,394,644	834,050	19,730,984

Foreign currency translation gain	—	—	1,803,904	—	1,803,904	1,803,904
Net income	—	—	21,931,490	21,931,490	—	21,931,490

BALANCE AT DECEMBER 31, 2008	1,254,865	247,425	23,735,394	39,326,134	2,637,954	43,466,378

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

	Year ended December 31
	2006	2007	2008
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	(1,214,888)	18,863,864	21,931,490
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	32,955	63,821	93,523
Minority interests’ share of earnings of a subsidiary	(67,312)	263,604	1,661,815

Changes in operating assets and liabilities:
Accounts receivable	—	(34,832)	(4,788,640)
Real estate property development completed	—	(1,048,816)	(198,989)
Real estate property under development	(52,669,857)	9,685,317	(36,296,184)
Restricted cash	(2,774,677)	(871,872)	2,926,151
Other receivables	(3,822,586)	11,694,953	(305,842)
Other deposits and prepayments	4,749,410	7,868,449	(8,322,407)
Accounts payable	432,875	6,629,975	17,945,451
Customer deposits	45,010,975	(45,290,959)	(1,268,188)
Other payables and accrued liabilities	16,399,080	(11,421,080)	(632,450)
Income tax payable	—	2,319,505	8,102,428
Deferred tax liabilities	—	6,391,946	6,761,866
Amount due from related parties	(5,017,499)	(433,044)	1,439,268

Net cash provided by operating activities	1,058,476	4,680,831	9,049,292

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(289,071)	(140,388)	(72,043)

Net cash used in investing activities	(289,071)	(140,388)	(72,043)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	12,543,746	—	—
Repayment of short-term bank loans	—	—	(46,466,776)
Increase in short-term loans	—	29,292,113	21,589,024
Proceeds from related parties	294,427	1,513,814	—
Payments to shareholders	(1,881,562)	(1,665,385)	(6,044,927)
Increase in paid-in-capital	—	264,337	—
Capital contribution made by minority shareholder	614,699	—	—

Net cash provided by/(used in) financing activities	11,571,310	29,404,879	(30,922,679)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	12,340,715	33,945,322	(21,945,430)

Effect of exchange rate changes on cash and cash equivalents	290,792	2,373,045	3,095,402
Cash and cash equivalents, at beginning of period	1,356,311	13,987,818	50,306,185

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	13,987,818	50,306,185	31,456,157

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	—	7,394,045	10,804,667

Total interest paid	—	3,844,603	3,808,224

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

1. Background information of business and organization

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd (“Jiantou Xinyuan”) was incorporated in June 13, 2005 by Zhengzhou General Construction Investment Company (“Construction Investment Company”), Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) and Zhengzhou Jiantou Project Consulting Co., Ltd (“Jiantou Project Consulting”) under the laws of the People’s Republic of China (the “PRC” or “China”). The registered capital of Jiantou Xinyuan was RMB 10,000,000, which was contributed by Construction Investment Company, Henan Xinyuan and Jiantou Construction Consulting at 50%, 45% and 5%, respectively. Henan Xinyuan is a wholly owned subsidiary of Xinyuan Real Estate Ltd.

On July 7, 2006, Zhengzhou Jiantou Xinyuan Lianhe Real Estate Development Co., Ltd (“Xinyuan Lianhe”) was incorporated under the laws of PRC by Jiantou Xinyuan and Zhengzhou Dahelongjin Investment Co., Ltd at 52% and 48%, respectively.

Jiantou Xinyuan and its subsidiary (collectively the “Jiantou Group”) are principally engaged in residential real estate development and sales.

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to Jiantou Group	Principal Activities
Subsidiary companies:
Zhengzhou Jiantou Xinyuan Lianhe Real Estate Development Co., Ltd	The PRC July 7, 2006	10,000	52%	Real estate development

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of Jiantou Xinyuan and its subsidiary (collectively, the “Jiantou Group”). All inter-company transactions and balances between Jiantou Xinyuan and its subsidiary have been eliminated upon consolidation.

Subsidiaries are consolidated from the date on which control is transferred to the Jiantou Group and cease to be consolidated from the date on which control is transferred out from the Jiantou Group. Where there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Jiantou Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due to related parties, amount due to shareholders, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due to related parties, amount due to shareholders, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and bank borrowings approximate their fair value due to the short-term maturities of these instruments. The Jiantou Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. Jiantou Group generally does not require collateral for its financial assets.

(d) Foreign currency translation

Jiantou Group’s financial information is presented in US dollars. The functional currency of Jiantou Xinyuan is Renminbi (“RMB”), the currency of the PRC. The functional currency of Jiantou Xinyuan’s subsidiary is also RMB. Transactions at Jiantou Xinyuan and its subsidiary which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains.

The consolidated financial statements of Jiantou Xinyuan’s subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(e) Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC. Total cash in banks at December 31, 2008 amounted to US$31,456,157 (2007: US$50,306,185), of which no deposits are covered by insurance. Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Jiantou Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Jiantou Group maintains bank accounts in the PRC. Jiantou Group does not maintain any bank accounts in the United States. All bank balances are denominated in RMB.

(f) Restricted cash

Jiantou Group is required to maintain certain deposits with banks that provide mortgage loans to Jiantou Group and Jiantou Group’s customers in order to purchase residential units. These balances are subject to withdrawal restrictions and totaled US$968,102 as of December 31, 2008 (2007: US$875,236). As of December 31, 2008, Jiantou Group also held US$264,194 (2007:US$3,061,061) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites and residential unit sites under development. Jiantou Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by Jiantou Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by Jiantou Group are included in current operating results.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”.

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

a.	Construction is beyond a preliminary stage.

b.	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

c.	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d.	Sales prices are collectible.

e.	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts.

Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Any losses incurred or forecast to occur on real estate transaction are recognized in the period in which the loss is first anticipated.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Business tax of 5% and depreciation cost of the property are recorded as the cost of rental income.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units. In cases where the customers deposit more than 50% of the total purchase price, Jiantou Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within six months from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2007 and 2008, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which Jiantou Group has business relationships.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Other receivables are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2007 and 2008, the allowance for debts was US$ nil and US$ nil, respectively.

(k) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units. Customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Jiantou Group upon the completion of the financing rather than the completion of the project. Jiantou Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(l) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Jiantou Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

(m) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixtures	5 years
Software	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(n) Impairment of long-lived assets

Jiantou Group reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, Jiantou Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for long-lived assets for the years ended December 31, 2007 and 2008.

(o) Capitalized interest

Jiantou Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”.

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2006, 2007 and 2008, was as follows:

	2006	2007	2008
	US$	US$	US$
Interest on bank loans	630,018	3,844,603	3,808,224
Less: total interest costs capitalized	(611,011)	(2,611,113)	(2,639,682)

Interest expense, net	19,007	1,233,490	1,168,542

(p) Retirement benefits

Regulations in the PRC require the Jiantou Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authorities, the retirement pension insurance, unemployment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

insurance, health insurance and housing fund were established for the employees during the term they are employed. For the year ended December 31, 2007 and 2008 the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2008, the Jiantou Group recorded expense in the amount of US$146,489 (2006: US$32,403; 2007: US$80,822).

(q) Distribution of earnings and reserve fund

In accordance with the PRC Company Law, PRC entities are required to transfer 10% of their profit after tax, as determined with PRC accounting standards and regulations, to statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the entities.

Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issued to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

(r) Income taxes

Jiantou Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Jiantou Group is able to realize their benefits, or that future utilization is uncertain.

Through FASB Staff Position (“FSP”) No. FIN 48-3, “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises”, issued by FASB in December 2008, the FASB delayed the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), for certain nonpublic enterprises until annual financial statements for fiscal years beginning after 15 December 2008. The Jiantou Group adopted FIN 48 earlier on January 1, 2007. There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be recognized according to the relevant tax law. The amount of interest expense to be recognized shall be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with this Interpretation is classified in the financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the financial statements as other expenses. Please refer to Note (12), “Income Taxes” for additional information relating to the adoption of FIN 48 and its impact on the current period financial results.

In accordance with the provisions of FIN 48, the Jiantou Group recognizes in its financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a cumulative probability approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Jiantou Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Jiantou Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Jiantou Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Jiantou Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Prior to the adoption of FIN 48, the Jiantou Group applied SFAS No. 5, “Accounting for Contingencies”, to assess and provide for potential income tax exposures. In accordance with SFAS No.5, the Jiantou Group maintained reserves for tax contingencies based on reasonable estimates of the tax liabilities, interest, and penalties (if any) that may result from such audits. FIN 48 substantially changes the applicable accounting model and is likely to cause greater volatility in the income statements and effective tax rates as more items are recognized and/or derecognized discretely within income tax expense.

(s) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the entities operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2 (h).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(t) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Jiantou Group’s only components of comprehensive income during the years ended December 31, 2006, 2007 and 2008 were net income and the foreign currency translation adjustment.

(u) Advertising expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”. For the year ended December 31, 2008, the Jiantou Group recorded advertising expenses of US$2,021,026 (2006: US$403,671; 2007: US$1,523,218).

(v) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Jiantou Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2008, the Jiantou Group recorded total rental expense of US$216,823 (2006: US$80,612; 2007: US$200,581).

(w) Property warranty

Jiantou Xinyuan and its subsidiary provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers. Jiantou Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Jiantou Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Jiantou Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, Jiantou Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Jiantou Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2007 and 2008, the Jiantou Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(x) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2008, two real estate development projects with gross profits recognized in 2007 had changes in their estimated gross profit margins. As a result of these changes of gross profit, net income in the year ended December 31, 2008 increased by US$0.8 million

(y) Recent accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations—a replacement of FASB Statement No.141”, or SFAS 141(R). SFAS 141(R) applies to all transactions or events in which an entity obtains control of one or more businesses, including those affected without the transfer of consideration, for example, by contract or through a lapse of minority veto rights. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 15, 2008, and early adoption is not permitted. Jiantou Xinyuan is currently evaluating the potential impact of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition. However, management does not currently foresee that the adoption will have a material impact on the Jiantou Group’s results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, “Noncontrolling Interests in Consolidated Financial Statement-an amendment of ARB No.51”, or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statement. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFAS 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. The adoption of SFAS 160 has no material impact on Jiantou Xinyuan’s consolidated results of operation or financial position except for reporting changes related to reconciliation of the beginning and ending balances of equity attributable to non-controlling interests and disclosures.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. 157-2, “Effective Date of FASB Statement No. 157”, which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP No. 157-1, FSP No. 157-2 and FSP No. 157-3 has no material impact on Jiantou Xinyuan’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133”, or SFAS 161. SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities. SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management does not currently foresee that the adoption will have a material impact on the Jiantou Group’s results of operations or financial position.

In November 2008, the FASB ratified EITF Issue No. 08-7 (“EITF 08-7”), “Accounting for Defensive Intangible Assets”. EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Jiantou Group is currently assessing the impact of this new standard on its consolidated financial statements. However, management does not currently foresee that the adoption will have a material impact on Jiantou Group’s results of operations or financial position.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN46 (R)-8”), which amends Statement of Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement for FASB Statement No. 125” (“SFAS 140”) to require public entities to provide additional disclosures about transferors’ continuing involvement with transferred financial assets and amends FASB Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46R”) to require public enterprises, including sponsors that have a variable interest in a variable interest entity (“VIE”), to provide additional disclosures about their involvement with VIEs. FSP FAS 140-4 and FIN 46 (R) is effective for the Company’s financial statements for the year ended December 31, 2008. The adoption of FSP FAS 140-4 and FIN 46 (R)-8 did not impact the Company’s results of operations, cash flows or financial position.

        In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009 and for interim periods within that first annual reporting period. Jiantou Group does not anticipate the adoption of this standard will have a material impact on its consolidated financial statements.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2007 and 2008:

	December 31, 2007	December 31, 2008
	US$	US$
Development completed:
Jianxin Zijin Garden	1,092,357	1,369,767

Real estate property development completed	1,092,357	1,369,767

Under development:
Current:
Jianxin International City Garden II	54,131,715	64,521,220
Jianxin City Mansion	19,674,711	8,869,252
Jianxin Yipinxiangshan I	26,113,890	52,316,360
Jianxin Yipinxiangshan II	—	22,533,539
Henan Lianhe International Plaza	11,475,055	8,226,089

	111,395,371	156,466,460

Profit recognized	30,353,058	55,717,820
Less: progress billings (see Note 6)	(90,671,057)	(120,696,153)

Real estate property under development—current	51,077,372	91,488,127

Total real estate property under development	51,077,372	91,488,127

Total real estate property development completed and under development	52,169,729	92,857,894

As of December 31, 2008, land use rights included in the real estate properties under development totaled US$56,125,008

As of December 31, 2008, real estate properties under development with an aggregate net book value of US$26,775,525 were pledged as collateral for certain bank loans.

4. Other deposits and prepayments

The components of other deposits and prepayments are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
Contract deposits	873,848	1,210,995
Prepaid Corporate Income Tax	2,717,539	10,989,929
Others	—	97,897

Total	3,591,387	12,298,821

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2007 and 2008 consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due April 9, 2008, at 6.39% per annum	5,476,001	—
Due July 25, 2008, at 6.84% per annum	20,535,005	—
Due May 29, 2009, at 7.938% per annum	—	21,947,151

	26,011,006	21,947,151

Loan from Pudong Development Bank
Due April 3, 2008, at 6.39% per annum	10,952,003	—

	10,952,003	—

Loan from Guangdong Development Bank,
Due October 26, 2008, at 7.29% per annum	7,235,168	—

	7,235,168	—

Total short-term bank loans	44,198,177	21,947,151

As of December 31, 2008, Jiantou Group’s short term bank loans are all denominated in RMB and were secured by the Jiantou Group’s real estate properties under development with net book value of US$26,775,525 (2007: US$nil).

The weighted average interest rate on short-term bank loans as of December 31, 2008 was 7.938% (2007: 6.75%).

6. Customer Deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2007	December 31, 2008
	US$	US$
Advances for real estate properties under development	92,623,960	121,494,128
Less: recognized as progress billings (see Note 3)	(90,671,057)	(120,696,153)

Total net balance	1,952,903	797,975

Customer deposits are typically funded up to 70% to 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the bank has a right to seek reimbursement from Jiantou Group for any defaults by the customers. Jiantou Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). Jiantou Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

7. Income taxes

(a) Corporate income tax (“CIT”)

Jiantou Group is subject to PRC corporate income tax on taxable income based on their statutory accounts adjusted in accordance with relevant PRC Income Tax Law. The applicable PRC income tax rate was 33% before January 1, 2008 and 25% after January 1, 2008.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income tax expense for the years ended December 31, 2006, 2007 and 2008 is summarized as follows:

	December 31,
	2006	2007	2008
	US$	US$	US$
Current:
CIT expense	—	661,856	1,682,982
Land Appreciation Tax (“LAT”) expense	—	4,583,618	9,389,033
Deferred tax expense	—	6,391,946	6,761,866

Income tax expense	—	11,637,420	17,833,881

Jiantou Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 33% for years ended December 31, 2006, 2007 and 25% for year 2008 as follows:

	December 31,
	2006	2007	2008
	US$	US$	US$
CIT at rate of 33% for 2006 and 2007, 25% for 2008	(423,126)	10,152,413	10,356,797
Deferred Tax	—	(1,538,851)	—
Other	—	(47,166)	166,753
LAT expense	—	4,583,618	9,389,033
CIT benefit of LAT	—	(1,512,594)	(2,347,258)
Provision to return adjustment	—	—	268,556
Allowance for deferred tax assets	423,126	—	—

Actual income tax expense	—	11,637,420	17,833,881

(b) LAT

Since January 1, 1994, LAT has been applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. However, prior to September 2004, the Jiantou Group’s local tax authority in Zhengzhou city did not impose the regulation on real estate companies in its area of administration. Since September, 2004, the local tax authority has levied the LAT at the rate of 0.8% or 1.0% against total cash receipts from sales of real estate properties, rather than according to the progressive rates. In early 2007, the national tax authorities clarified the regulations to require the full payment of LAT in accordance with the progressive rates.

For the these years ended December 31, 2008, the Jiantou Group has made full provision for LAT with respect to properties sold up to December 31, 2008 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Deferred tax

The tax effects of temporary differences that give rise to Jiantou Group’s net long-term deferred tax assets and liabilities as of December 31, 2007 and 2008 are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
Long-term deferred tax assets:
Tax loss to be carried forward	—	1,059,396
Accruals and provision	—	512,614
Others	1,092,833	3,138,377

Total long-term deferred tax assets	1,092,833	4,710,387

Long-term deferred tax liabilities:

Percentage of completion revenue	(6,146,677)	(17,739,032)

Real estate properties accelerated cost deduction	(1,603,463)	(960,504)

Total long-term deferred tax liabilities	(7,750,140)	(18,699,536)

Net long-term deferred liabilities	(6,657,307)	(13,989,149)

The net operating loss carry forward will expire beginning 2013, if unutilized.

Deferred tax assets have been netted against deferred tax liabilities by current or non-current classification, as the reversal of the underlying temporary differences is expected to occur in the same future periods. The deferred tax assets and liabilities will reverse when the originating temporary differences reverse.

(d) Uncertainty in Income Tax

On January 1, 2007, the Jiantou Group adopted FIN 48. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48, as no unrecognized tax benefit existed before January 1, 2007. Meanwhile, the Company did not identify any liability of unrecognized tax benefit as of December 31, 2007.

However, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province than the statutory taxable income method. Hence, Jiantou Group is required to be levied by the deemed profit method instead of the previous statutory taxable income method since January 1, 2008. Under the deemed profit method, the local tax authority levies income tax based on 25% of an arbitrary deemed profit of 15% of total cash receipts of real estate property companies, rather than based on 25% of statutory taxable income. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects. Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Jiantou Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, Jiantou Group would be required to pay additional taxes due, or would be entitled to receive refund of excess taxes paid, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method, which leads to the unrecognized tax benefit.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Jiantou Group did not have any statutory taxable income for the year ended December 31, 2008. Accordingly, the Company did not recognize any unrecognized tax benefits or any associated receivable or payable as of December 31, 2008.

(e) The impact of the New Corporate Income Tax Law

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25% and a withholding tax on dividend distributions up to a rate of 20%. As a result of the new law, the Jiantou Group remeasured its deferred tax items anticipated to reverse in 2008 and later years at the new 25% tax rate at the year end of 2007. The impact of this remeasurement is reflected as a reduction of income tax expense of US$1,538,851 as of December 31, 2007.

8. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
Contract deposit	2,023,301	2,359,687
Accrued expense	—	258,869

Deed tax and maintenance fund withheld for customer	3,974,873	3,267,733
Other tax payable	1,240,222	1,586,718
Payroll and welfare payable	606,333	244,522
Others	74,286	103,118

Total	7,919,015	7,820,647

9. Related-party and employee transactions

(a) Due from related parties

	December 31, 2007	December 31, 2008
	US$	US$
Zhengzhou Real Estate Group	5,927,026	4,871,471

Total	5,927,026	4,871,471

Zhengzhou Real Estate Group is the parent company of Zhengzhou Dahelongjin Investment Co., Ltd. (“Dahelongjing Investment”), a shareholder of Xinyuan Lianhe. The receivable bears no interest and has no fixed payment terms.

(b) Due to related parties

	December 31, 2007	December 31, 2008
	US$	US$
Dahelongjin Investment	1,897,992	2,028,512

Total	1,897,992	2,028,512

The payable bears no interest and has no fixed payment terms.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Due to shareholders

	December 31, 2007	December 31, 2008
	US$	US$
Construction Investment Company	16,044,684	11,295,467
Henan Xinyuan	6,160,502	6,584,145
Jiantou Project Consulting	1,369,000	1,170,515

Total	23,574,186	19,050,127

The above related party amounts all carry interest of 8.217% per annum (2007: 6.57%) and are repayable within one year. Prior to May 22, 2007, these loans did not bear interest to the extent that the proportion loaned by each shareholder was less than such shareholder’s ownership interest in the Company. Any amounts in excess of the shareholder’s proportionate amount bears interest at 6.57%.

10. Paid-in Capital

	December 31, 2007		December 31, 2008
	US$	%	US$	%
Construction Investment Company	627,433	50%	627,433	50%
Henan Xinyuan	564,689	45%	564,689	45%
Jiantou Project Consulting	62,743	5%	62,743	5%

Total	1,254,865		1,254,865

The exchange rates used are the rates prevailing at the date of each contribution as quoted by the People’s Bank of China. The first capital contribution was made on December 12, 2005, and exchange rate was RMB 8.0765 to each US$1.00. The second capital contribution was made on July 18, 2007, and exchange rate was RMB 7.5661 to each US$1.00.

According to the Shareholder Agreement signed on August 20, 2005, the full interest in Jianxin Zijin Garden was retained by the contributing shareholders. All profits and losses generated by Jianxin Zijin Garden project are shared by Construction Investment Company and Jiantou Project Consulting. Henan Xinyuan has no interest in this project.

Under PRC law and regulations, there are restrictions on the Company’s PRC subsidiary with respect to transferring certain of their net assets to the Company either in the form of dividends, loans or advances. Amount restricted include paid-in capital and statutory surplus reserve of the Company’s PRC subsidiary, totaling US$652,455 (RMB: 5,200,000) as of both December 31, 2007 and 2008.

11. Commitments and contingencies

Jiantou Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Jiantou Group by entering into these leases.

As of December 31, 2008, the Jiantou Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	32,979,106

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Contingencies

As at December 31, 2008, the Jiantou Group provided guarantees of US$64,956,691 (2007:US$29,069,627), in favor of their customers in respect of mortgage loans granted by banks to such customers for their purchases of Jiantou Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Jiantou Group is responsible to repay the outstanding mortgage principals together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Jiantou Group is entitled to take over the legal titles and possession of the related properties. Jiantou Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

Concentrations

The Jiantou Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for 10% of revenue or construction costs for the years ended December 31, 2006, 2007, and 2008.

12. Subsequent Event

On September 25, 2009, the owners of Jiantou Xinyuan entered into an agreement whereby Henan Xinyuan will purchase from Construction Investment Company and Jiantou Project Consulting (collectively known as the “Sellers”) the 55% interest in Jiantou Xinyuan not currently owned by Henan Xinyuan. The purchase price for the 55% interest is approximately US$4 million. As part of the transaction, Jiantou Xinyuan will make distributions of approximately US$26.7 million to the Sellers and approximately US$21.8 million to Henan Xinyuan prior to completion of the transaction. The closing of the transfer of the 55% equity interest is subject to, among other customary closing conditions, a public listing and auction process under PRC laws and regulations governing transfers of state-owned assets, unless the Sellers can obtain a government exemption from such process.

Exhibit 99.2

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. and Subsidiary

As of December 31, 2008 and June 30, 2009 (unaudited)

For the six months ended June 30, 2008 (unaudited) and 2009 (unaudited)

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and June 30, 2009

(All amounts stated in US$, unless otherwise stated)

(unaudited)

	Notes	December 31, 2008	June 30, 2009
		US$	US$
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents		31,456,157	46,410,480
Restricted cash		1,232,296	816,385
Accounts receivable		4,906,849	10,431,099
Other receivables		532,196	484,081
Other deposits and prepayments	4	12,298,821	10,322,981
Real estate property development completed	3	1,369,767	1,382,034
Real estate property under development	3	91,488,127	88,917,063
Amount due from related party	9	4,871,471	482,231

Total current assets		148,155,684	159,246,354

Property and equipment, net		364,476	307,692

TOTAL ASSETS		148,520,160	159,554,046

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		26,130,061	22,410,065
Short-term bank loan	5	21,947,151	14,637,217
Customer deposits	6	797,975	8,075,780
Income tax payable	7	10,818,762	12,759,580
Other payables and accrued liabilities	8	7,820,647	8,190,426
Due to related parties	9	2,028,512	448,494
Due to shareholders	9	19,050,127	19,496,772

Total current liabilities		88,593,235	86,018,334

Long-term bank loan	5	—	7,318,608
Deferred tax liabilities	7	13,989,149	12,413,443

Total liabilities		102,582,384	105,750,385

Shareholders’ equity
Paid-in capital	10	1,254,865	1,254,865
Statutory reserves		247,425	247,425
Retained earnings		39,326,134	46,677,166
Accumulated other comprehensive earnings		2,637,954	2,657,164

Total Shareholders’ equity		43,466,378	50,836,620

Noncontrolling interest		2,471,398	2,967,041

Total equity		45,937,776	53,803,661

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		148,520,160	159,554,046

The accompanying notes are an integral part of these consolidated financial statements

F-1

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2008 and 2009

(All amounts stated in US$, unless otherwise stated)

(unaudited)

		Six months ended June 30,
	Notes	2008	2009
		US$	US$
		(unaudited)	(unaudited)
Revenue:
Real estate sales, net of sales taxes of US$4,198,419 and US$1,951,458 in 2008 and 2009, respectively		71,469,869	33,288,708
Other revenue		67,716	123,766

Total revenue		71,537,585	33,412,474

Cost of revenue:
Cost of real estate sales		(36,355,836)	(20,070,590)
Other costs		(151,279)	(6,445)

Total cost of revenue		(36,507,115)	(20,077,035)

Gross profit		35,030,470	13,335,439
Selling and distribution expenses		(1,564,001)	(656,330)
General and administrative expenses		(956,904)	(645,818)

Operating income		32,509,565	12,033,291
Interest income		811,123	197,865
Interest expense		(1,104,935)	—

Income from operations before income taxes and non controlling interest		32,215,753	12,231,156
Income taxes	7	(14,826,558)	(4,339,798)

Net income		17,389,195	7,891,358
Net income attributable to noncontrolling interest (net of taxes of US$884,018 and US$346,332 in 2008 and 2009 respectively)		(1,255,271)	(495,643)

Net income attributable to common shareholders		16,133,924	7,395,715

The accompanying notes are an integral part of these consolidated financial statements

F-2

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2008 and 2009

(All amounts stated in US$, unless otherwise stated)

(unaudited)

	Six months ended June 30,
	2008	2009
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	17,389,195	7,891,358
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,339	56,920

Changes in operating assets and liabilities:
Accounts receivable	37,541	(5,521,570)
Real estate property development completed	(1,637,575)	(11,724)
Real estate property under development	(15,538,177)	2,562,187
Restricted cash	(7,161,628)	416,342
Other receivables	(7,598,019)	48,320
Other deposits and prepayments	(419,927)	1,980,435
Accounts payable	24,630,582	(3,729,822)
Customer deposits	(822,089)	7,276,514
Other payables and accrued liabilities	6,413,977	366,640
Income tax payable	(1,055,734)	1,936,283
Deferred tax liabilities	4,528,304	(1,581,023)
Amount due from related parties	1,416,651	4,390,576

Net cash provided by operating activities	20,226,440	16,081,436

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(68,530)	—

Net cash used in investing activities	(68,530)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	—	14,635,253
Repayment of short-term bank loans	(52,819,844)	(21,952,879)
Proceeds from long-term bank loans	—	7,317,626
Increase in short-term loans	21,249,770	—
Repayment of related parties’ loan	—	(1,580,607)
Proceeds from shareholders’ loan	—	439,058

Net cash used in financing activities	(31,570,074)	(1,141,549)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(11,412,164)	14,939,887

Effect of exchange rate changes on cash and cash equivalents	2,934,969	14,436
Cash and cash equivalents, at beginning of period	50,306,185	31,456,157

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	41,828,990	46,410,480

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	6,813,188	1,237,094

Total interest paid	2,161,838	1,448,630

The accompanying notes are an integral part of these consolidated financial statements

F-3

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd (“Jiantou Xinyuan”) was incorporated in June 13, 2005 by Zhengzhou General Construction Investment Company (“Construction Investment Company”), Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) and Zhengzhou Jiantou Project Consulting Co., Ltd (“Jiantou Project Consulting”) under the laws of the People’s Republic of China (the “PRC” or “China”). The registered capital of Jiantou Xinyuan was US$1,254,865 (RMB 10,000,000), which contributed by Construction Investment Company, Henan Xinyuan and Jiantou Construction Consulting at 50%, 45% and 5%, respectively. Henan Xinyuan is a wholly owned subsidiary of Xinyuan Real Estate, Ltd.

On July 7, 2006, Zhengzhou Jiantou Xinyuan Lianhe Real Estate Development Co., Ltd (“Xinyuan Lianhe”) was incorporated under the laws of PRC by Jiantou Xinyuan and Zhengzhou Dahelongjin Investment Co., Ltd at 52% and 48%, respectively.

Jiantou Xinyuan and its subsidiary (collectively the “Jiantou Group”) are principally engaged in residential real estate development and sales.

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Jiantou Group. All inter-company transactions and balances between Jiantou Xinyuan and its subsidiary have been eliminated upon consolidation.

These financial statements have not been audited but reflect those adjustments, consisting of normal recurring items, that management considers necessary for a fair presentation of financial position, results of operations and cash flows. The year-end consolidated balance sheet was derived from audited financial statements. These financial statements should be read in conjunction with the year-end consolidated financial statements and related notes. The results of operation of any interim period are not necessarily indicative of the results of operations for the full year.

Subsidiaries are consolidated from the date on which control is transferred to the Jiantou Group and cease to be consolidated from the date on which control is transferred out from the Jiantou Group. Where there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Jiantou Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due to related parties, amount due to shareholders, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due from related parties, amounts due to related parties, amount due to shareholders, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short-term maturities of these instruments. The Jiantou Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. Jiantou Group generally does not require collateral for its financial assets.

F-4

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

Long-term bank borrowings bear a floating rate of interest. As the stated interest rate reflects the market rate, the carrying value of the bank borrowing approximates its fair value.

(d) Foreign currency translation

Jiantou Group’s financial information is presented in US dollars. The functional currency of Jiantou Xinyuan is Renminbi (“RMB”), the currency of the PRC. The functional currency of Jiantou Xinyuan’s subsidiary is also RMB. Transactions at Jiantou Xinyuan and its subsidiary which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the PBOC prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains.

The consolidated financial statements of Jiantou Xinyuan’s subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(e) Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC. Total cash in banks at June 30, 2009 amounted to US$46,410,480 (December 31, 2008: US$31,456,157), of which no deposits are covered by insurance. Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Jiantou Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Jiantou Group maintains bank accounts in the PRC. Jiantou Group does not maintain any bank accounts in the United States. All bank balances are denominated in RMB.

(f) Restricted cash

Jiantou Group is required to maintain certain deposits with banks that provide mortgage loans to Jiantou Group and Jiantou Group’s customers in order to purchase residential units. These balances are subject to withdrawal restrictions and totaled US$816,199 as of June 30, 2009 (December 31, 2008: US$968,102). As of June 30, 2009, Jiantou Group also held US$186 (December 31, 2008: US$264,194) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites and residential unit sites under development. Jiantou Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

F-5

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by Jiantou Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by Jiantou Group are included in current operating results.

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”.

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage of completion method on the sale of individual units when the following conditions are met:

a. Construction is beyond a preliminary stage;

b. The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit;

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property;

d. Sales prices are collectible; and

e. Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts.

Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Any losses incurred or forecast to occur on real estate transaction are recognized in the period in which the loss is first anticipated.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Business tax of 5% and depreciation cost of the property are recorded as the cost of rental income.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units. In cases where the customers deposit more than 50% of the total purchase price, Jiantou Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within six months from the date of the sale.

F-6

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2008 and June 30, 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which Jiantou Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2008 and June 30, 2009, the allowance for debts was US$ nil and US$ nil, respectively.

(k) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units. Customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Jiantou Group upon the completion of the financing rather than the completion of the project. Jiantou Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(l) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Jiantou Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

(m) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixtures	5 years
Software	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(n) Impairment of long-lived assets

Jiantou Group reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, Jiantou Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Jiantou Group would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for long-lived assets for the six months ended June 30, 2008 and 2009.

(o) Capitalized interest

Jiantou Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”.

As a result of the total interest costs capitalized during the period, the interest expense for the six months ended June 30, 2008 and 2009 was as follows:

	June 30,
	2008	2009
Interest on bank loans	2,249,246	1,437,606

Less: total interest costs capitalized	(1,144,311)	(1,437,606)

Interest expense, net	1,104,935	—

F-7

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

(p) Retirement benefits

Regulations in the PRC require the Jiantou Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authorities, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the six months ended June 30, 2008 and 2009, the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the six months ended June 30, 2008 and 2009, the Jiantou Group recorded expense in the amount of US$78,216 and US$88,791.

(q) Distribution of earnings and reserve fund

In accordance with the PRC Company Law, PRC entities are required to transfer 10% of their profit after tax, as determined with PRC accounting standards and regulations, to statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the entities.

Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issued to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

(r) Income taxes

Jiantou Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Jiantou Group is able to realize their benefits, or that future utilization is uncertain.

Jiantou Group adopted FIN 48 on January 1, 2007. Interest and penalties arising from underpayment of income taxes are recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with FIN 48 is classified in the financial statements as interest expense, while penalties recognized in accordance with FIN 48 are classified in the financial statements as other expenses. Please refer to Note 7, “Income Taxes” for additional information relating to the adoption of FIN 48 and its impact on the current period financial results.

(s) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the entities operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2(h).

(t) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Jiantou Group’s only components of comprehensive income during the six months ended June 30, 2008 and 2009 were net income and the foreign currency translation adjustment. An analysis of comprehensive income is as follows:

	June 30, 2008	June 30, 2009
Net income	17,389,195	7,891,358
Foreign currency translation	1,073,994	19,209
Comprehensive income	18,463,189	7,910,567

F-8

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

(u) Advertising expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with Statement of Position No. 93-7 “ Reporting on Advertising Costs”. For the six months ended June 30, 2008 and 2009, the Jiantou Group recorded advertising expenses of US$769,037 and US$312,304, respectively.

(v) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Jiantou Group has no capital leases for any of the periods stated herein. For the six months ended June 30, 2008 and 2009, the Jiantou Group recorded total rental expense of US$141,010 and US$84,956, respectively.

(w) Property warranty

The Jiantou Group provides customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers. Jiantou Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Jiantou Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Jiantou Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, Jiantou Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Jiantou Group relating to the work performed or materials supplied by the subcontractors. For the six months ended June 30, 2008 and 2009, the Jiantou Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(x) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2009, four real estate development projects (Zhengzhou City Mansion, Zhengzhou International Plaza, Zhengzhou International City Garden Phase II and Zhengzhou Yipin Xiangshan Phase I) with gross profits recognized in 2008 had changes in their estimated gross profit margins. As of June 30, 2009, each of these projects has a percentage of completion at 50% or more. As the gross floor area sales and the selling price showed a rising trend during the six months ended June 30, 2009, Jiantou Xinyuan revised upwards its prior estimates related to selling prices and total estimated sales values, which lead to decrease of the percentage sold and thus a decrease in the recognized costs. As a result of these changes of gross profit, net income in six months ended June 30, 2009 increased by US$1.9 million.

F-9

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

(y) Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements, including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earning. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. Adoption of SFAS 160 on January 1, 2009 did not materially impact Jiantou’s computation of net income allocable to common stockholders and earnings per share allocable to common stockholders. Jiantou has reclassified the non-controlling interest of its subsidiary from the mezzanine section of its consolidated balance sheet to equity. This reclassification totaled US$2,967,041 and US$2,471,398 as of June 30, 2009 and December 31, 2008, respectively.

In May 2009, the FASB issued SFAS No. 165 (“SFAS 165”), “Subsequent Events,” to establish general standards of accounting for and disclosure of subsequent events. SFAS 165 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date (the issued date for public companies). SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on Jiantou Xinyuan’s financial statement disclosures (see Note 13 – Subsequent Events).

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4 (“FSP FAS 157-4”), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 157-4 did not have a material impact on Jiantou Group’s consolidated results of operations or financial position.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1 (“FSP FAS 107-1 and APB 28-1”), “Interim Disclosures about Fair Value of Financial Instruments.” FSP FAS 107-1 and APB 28-1 requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have a material impact on Jiantou Group’s consolidated results of operations or financial position.

In April 2009, the FASB released FASB Staff Position No. FAS 115-2 and FAS 124-2 (“FSP FAS 115-2/124-2”), “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP FAS 115-2/124-2 was issued contemporaneously with FSP FAS 157-4 and FSP FAS 107-1 and APB 28-1. These statements introduced new disclosure requirements affecting both debt and equity securities and extend the disclosure requirements to interim periods including disclosure of the cost basis of securities classified as available-for-sale and held-to-maturity and provides further specification of major security types. FSP FAS 115-2/124-2 is effective for fiscal years and interim periods beginning after June 15, 2009. The adoption of FSP FAS 115-2/124-2 did not have a material impact on Jiantou Group’s consolidated results of operations or financial position.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 revises the approach to determining the primary beneficiary of a variable interest entity (“VIE”) to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009 and for interim periods within that first annual reporting period. Jiantou Group does not anticipate the adoption of this standard will have a material impact on its consolidated financial statements.

F-10

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2008 and June 30, 2009:

	December 31, 2008	June 30, 2009
Development completed:
Jianxin Zijin Garden	1,369,767	1,382,034

Real estate property development completed	1,369,767	1,382,034

Under development:
Current:
Jianxin International City Garden II	64,521,220	19,187,019
Jianxin City Mansion	8,869,252	7,536,601
Jianxin Yipinxiangshan I	52,316,360	48,022,929
Jianxin Yipinxiangshan II	22,533,539	20,927,473
Henan Lianhe International Plaza	8,226,089	5,520,766

	156,466,460	101,194,788

Profit recognized	55,717,820	18,275,840
Less: progress billings (see Note 6)	(120,696,153)	(30,553,565)

Real estate property under development—current	91,488,127	88,917,063

Total real estate property under development	91,488,127	88,917,063

Total real estate property development completed and under development	92,857,894	90,299,097

As of June 30, 2009, land use rights included in the real estate properties under development totaled US$28,805,063 (December 31, 2008: US$56,125,008).

As of June 30, 2009, real estate properties under development with an aggregate net book value of US$56,764,404 (December 31, 2008: US$26,775,525) were pledged as collateral for certain bank loans.

F-11

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

4. Other deposits and prepayments

The components of other deposits and prepayments are as follows:

	December 31, 2008	June 30, 2009
Contract deposits	1,210,995	1,223,184
Prepaid corporate income tax	10,989,929	8,737,775
Others	97,897	362,022

Total	12,298,821	10,322,981

5. Short-term bank loans and long-term bank loan

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2008 and June 30, 2009 consisted of the following:

	December 31, 2008	June 30, 2009
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due May 25 2010, at 5.84% per annum	—	14,637,217
Due May 29, 2009, at 7.938% per annum	21,947,151	—

Total short-term bank loan	21,947,151	14,637,217

Loan from Bank of Communications,
Due June 24, 2011, at 5.94% per annum	—	7,318,608

Total long-term bank loan	—	21,955,825

As of June 30, 2009, Jiantou Group’s short term bank loan and long term bank loan are all denominated in RMB and were secured by the Jiantou Group’s real estate properties under development with net book value of US$56,764,404 (December 31, 2008: US$26,775,525).

6. Customer Deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2008	June 30, 2009
Advances for real estate properties under development	121,494,128	38,629,345
Less: recognized as progress billings (see Note 3)	(120,696,153)	(30,553,565)

Total net balance	797,975	8,075,780

Customer deposits are typically funded up to 70%~80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the bank has a right to seek reimbursement from Jiantou Group for any defaults by the customers. Jiantou Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). Jiantou Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

F-12

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

7. Income taxes

For the six months ended June 30, 2008 and 2009, Jiantou Group recognized an income tax provision of US$14.8 million and US$4.0 million, respectively, and Jiantou Group’s effective tax rate for such periods was 46.0% and 35.5%, respectively.

As of June 30, 2009, Jiantou Group had deferred tax liabilities of approximately US$12.4 million (December 31, 2008: US$14.0 million) from the tax effects of temporary differences.

In accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City has concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province than the statutory taxable income method. Hence, Jiantou Group has been levied by deemed profit method since January 1, 2008. Under the deemed profit method, the local tax authority levies income tax based on 25% of an arbitrary deemed profit of 15% of total cash receipts of real estate property companies, rather than based on 25% of statutory taxable income. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects. Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Jiantou Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, Jiantou Group would be required to pay additional taxes due, or would be entitled to receive refund of excess taxes paid, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method, which leads to the unrecognized tax benefit.

The Jiantou Group did not have any statutory taxable income for the six months ended June 30, 2008 and 2009. Accordingly, Jiantou Xinyuan did not recognize any unrecognized tax benefits or any associated receivable or payable as of December 31, 2008 and June 30, 2009.

8. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2008	June 30, 2009
Contract deposit	2,359,687	2,142,461
Accrued expense	258,869	551,556
Deed tax and maintenance fund withheld for customer	3,267,733	3,402,879
Other tax payable	1,586,718	1,900,336
Payroll and welfare payable	244,522	154,082
Others	103,118	39,112

Total	7,820,647	8,190,426

F-13

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

9. Related-party and employee transactions

(a) Due from related parties

	December 31, 2008	June 30, 2009
Zhengzhou Real Estate Group	4,871,471	482,231

Total	4,871,471	482,231

Zhengzhou Real Estate Group is the parent company of Zhengzhou Dahelongjin Investment Co., Ltd. (“Dahelongjing Investment”), a shareholder of Xinyuan Lianhe. The receivable bears no interest and has no fixed payment terms.

(b) Due to related parties

	December 31, 2008	June 30, 2009
	US$	US$
Dahelongjin Investment	2,028,512	448,494

Total	2,028,512	448,494

The payable bears no interest and has no fixed payment terms.

(c) Due to shareholders

	December 31, 2008	June 30, 2009
Construction Investment Company	11,295,467	11,739,048
Henan Xinyuan	6,584,145	6,586,747
Jiantou Project Consulting	1,170,515	1,170,977

Total	19,050,127	19,496,772

The above related party amounts all carry interest of 8.217% per annum (2008: 8.217%) and are repayable within one year.

10. Paid-in Capital

	December 31, 2008			June 30, 2009
	Amount in Original Currency	Equivalent Amount	%	Amount in Original Currency	Equivalent Amount	%
	(RMB)	(US$)		(RMB)	(US$)
Construction Investment Company	5,000,000	627,433	50%	5,000,000	627,433	50%
Henan Xinyuan	4,500,000	564,689	45%	4,500,000	564,689	45%
Jiantou Project Consulting	500,000	62,743	5%	500,000	62,743	5%

Total	10,000,000	1,254,865		10,000,000	1,254,865

F-14

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED (Continued)

(All amounts stated in US$, except for number of shares data)

The exchange rates used are the rates prevailing at the date of each contribution as quoted by the PBOC. The first capital contribution was made on December 12, 2005, and the exchange rate was RMB 8.0765 to each US$1.00. The second capital contribution was made on July 18, 2007, and the exchange rate was RMB 7.5661 to each US$1.00.

According to the Shareholder Agreement signed on August 20, 2005, the full interest in Jianxin Zijin Garden was retained by the contributing shareholders. All profits and losses generated by Jianxin Zijin Garden project are shared by Construction Investment Company and Jiantou Project Consulting. Henan Xinyuan has no interest in this project.

Under PRC law and regulations, there are restrictions on Jiantou Xinyuan with respect to transferring certain of their net assets to the shareholders either in the form of dividends, loans or advances. Amount restricted include paid-in capital and statutory surplus reserve of Jiantou Xinyuan, totaling US$652,455 as of December 31, 2008 and June 30, 2009, respectively.

11. Commitments and contingencies

Jiantou Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Jiantou Group by entering into these leases.

As of June 30, 2009, the Jiantou Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
Due within 1 year	21,731,053

As at June 30, 2009, the Jiantou Group provided guarantees of US$79,556,200 (December 31, 2008: US$64,956,691), in favor of their customers in respect of mortgage loans granted by banks to such customers for their purchases of Jiantou Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Jiantou Group is responsible to repay the outstanding mortgage principals together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Jiantou Group is entitled to take over the legal titles and possession of the related properties. Jiantou Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

Concentrations

The Jiantou Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for 10% of revenue or construction costs for the six months ended June 30, 2008 and 2009.

12. Noncontrolling interest

A reconciliation of the carrying amounts of Xinyuan Lianhe owned by the Jiantou Group and the noncontrolling interests is as follows:

	June 30, 2009				June 30, 2008
	Group		Noncontrolling interests		Group		Noncontrolling interests
Beginning balance	US$	2,959,027	US$	2,471,398	US$	978,345	US$	809,583
Net income	US$	536,947	US$	495,643	US$	1,512,550	US$	1,396,200
Transactions with owners acting in their capacity as owners		—		—		—		—
Other comprehensive income	US$	2,285		—	US$	(101,298)		—

Ending balance	US$	3,498,259	US$	2,967,041	US$	2,389,597	US$	2,205,783

F-15

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

13. Subsequent Event

On September 25, 2009, the Company, through its indirect wholly owned subsidiary Henan Xinyuan entered into an agreement with Zhengzhou General Construction Investment Co., Ltd. and Zhengzhou Jiantou Engineering Co., Ltd. (collectively known as the “Sellers”) to purchase from the Sellers their 55% equity interest in Jiantou Xinyuan not currently owned by the Company. The purchase price for the 55% equity interest is approximately US$4 million. As part of the transaction, Jiantou Xinyuan will make distributions of approximately US$26.7 million to the Sellers and approximately US$21.8 million to Henan Xinyuan prior to the completion of the transaction. As the Sellers are state-owned enterprises, the transaction is deemed as a transfer of state-owned assets, and the closing of the transfer of the 55% equity interest is subject to, among other customary closing conditions, a public listing and auction process under PRC laws and regulations governing transfers of state-owned assets, unless the Sellers can obtain a government exemption from such process.

Pursuant to SFAS 165, Jiantou Xinyuan has reviewed all subsequent events and transactions that occurred through October 28, 2009, which is the date Xinyuan Real Estate Co., Ltd.’s Form 6-K/A was filed with the Securities and Exchange Commission.

F-16

Exhibit 99.3

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial statements are based on our historical consolidated financial statements and Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd.’s (“Jiantou Xinyuan”) historical consolidated financial statements and adjusted to give effect to the probable acquisition of the remaining 55% equity interest in Jiantou Xinyuan.

The purchase price set forth in the acquisition agreement is approximately US$4 million. The acquisition will be accounted for under the purchase method of accounting. Management has preliminarily determined the fair value of assets acquired and liabilities assumed based on its knowledge of Jiantou Xinyuan as a 45% owner as well as its knowledge of the real estate market in which Jiantou Xinyuan operates. However, as the acquisition has not been consummated as of October 28, 2009, the valuation has not been finalized and accordingly, management has not finalized its accounting for the acquisition. Therefore, all amounts and the preliminary allocation of the total acquisition price to the fair value of the acquired assets less liabilities assumed as described in Note 1, are based on management’s preliminary estimates and are subject to change.

The unaudited pro forma combined balance sheet as of June 30, 2009 gives effect to the acquisition as if it had occurred on June 30, 2009. The Company’s unaudited consolidated balance sheet information was derived from its financial statements included in Amendment No. 2 to its Registration Statement on Form F-3, filed on October 21, 2009. Jiantou Xinyuan’s unaudited consolidated balance sheet information was derived from the unaudited balance sheet as of June 30, 2009 included elsewhere in this report on Form 6-K/A.

The unaudited pro forma combined statements of operations for the year ended December 31, 2008 and the six months ended June 30, 2009 give effect to the acquisition as if it had occurred on January 1, 2008. The Company’s consolidated statement of operations information for the year ended December 31, 2008 was derived from the consolidated statement of operations included in Amendment No. 1 to its 2008 Annual Report on Form 20-F. The Company’s consolidated statement of operations information for the six months ended June 30, 2009 was derived from its financial statements included in Amendment No. 2 to its Registration Statement on Form F-3, filed on October 21, 2009. Jiantou Xinyuan’s unaudited consolidated statement of operations were derived from the unaudited statement of operations of Jiantou Xinyuan for the six months ended June 30, 2009 and the audited statement of operations for the year ended December 31, 2008 included elsewhere in this report on Form 6-K/A.

The unaudited pro forma financial information is based upon available information and certain estimates and assumptions that the Company’s management believes to be reasonable. These estimates and assumptions are preliminary and have been made solely for the purposes of developing the pro forma financial information. The unaudited pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the results of operations or financial position that would actually have been achieved had the transaction been completed for the periods presented, or that may be obtained in the future. This unaudited pro forma financial information is based upon the historical consolidated financial statements of the Company and Jiantou Xinyuan and notes thereto, as well as the unaudited interim financial statements of the Company and Jiantou Xinyuan. The pro forma adjustments are based on the information available at the time of the preparation of the unaudited pro forma financial statements. These unaudited pro forma financial statements, including any notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical audited and unaudited consolidated financial statements of the Company included in Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2008 and Amendment No. 2 to its Registration Statement on Form F-3 as filed with the Securities and Exchange Commission. In addition, the unaudited pro forma financial statements should be read in conjunction with the historical financial statements of Jiantou Xinyuan for the year ended December 31, 2008 and the six months ended June 30, 2009, included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2009 (unaudited)

(All amounts stated in US$, unless otherwise stated)

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan
ASSETS

Current assets
Cash and cash equivalents	147,657,383	46,410,480	(4,062,603	) (a)
			(26,675,552	) (b)
			(100,000	) (c)	163,229,708
Restricted cash	89,288,251	816,385			90,104,636
Accounts receivable	8,500,253	10,431,099			18,931,352
Other receivables	6,131,632	484,081			6,615,713
Other deposits and prepayments	21,835,887	10,322,981			32,158,868
Advances to suppliers	2,431,285	—			2,431,285
Real estate property development completed	326,473	1,382,034			1,708,507
Real estate property under development	480,241,899	88,917,063	9,620,827	(d)	578,779,789
Due from related parties	7,103,363	482,231	(7,103,363	) (e)	482,231
Due from employees	371,244	—			371,244
Other current assets	1,605,932	—			1,605,932
Total current assets	765,493,602	159,246,354			896,419,265

Real estate property under development	104,202,202	—			104,202,202
Real estate properties held for lease, net	14,671,296	—			14,671,296
Property and equipment, net	5,117,404	307,692			5,425,096
Other long-term investment	241,648	—			241,648
Interests in an equity investee	23,622,392	—	(23,622,392	) (f)	—
Deferred tax assets	5,184,333	—			5,184,333
Other assets	6,333,052	—			6,333,052
TOTAL ASSETS	924,865,929	159,554,046			1,032,476,892

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	85,706,520	22,410,065			108,116,585
Short-term bank loans	169,121,328	14,637,217			183,758,545
Customer deposits	10,602,435	8,075,780			18,678,215
Income tax payable	6,900,865	12,759,580			19,660,445
Deferred tax liabilities	13,561,174	—			13,561,174
Other payables and accrued liabilities	22,325,398	8,190,426	12,393,409	(g)	42,909,233
Payroll and welfare payable	1,588,488	—			1,588,488
Warrant liability	2,028,000	—			2,028,000
Current portion of long-term debt	73,571,028	—			73,571,028
Due to shareholders	—	19,496,772	(7,103,363	) (e)
			(12,393,409	) (g)	—
Due to related parties	—	448,494			448,494
Total current liabilities	385,405,236	86,018,334			464,320,207

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan
Long-term bank loans	95,434,652	7,318,608			102,753,260
Deferred tax liabilities	—	12,413,443	4,569,893	(h)	16,983,336
Unrecognized tax benefits	12,973,434	—			12,973,434
Other long-term debt	23,698,453	—			23,698,453
Total liabilities	517,511,775	105,750,385			620,728,690

Shareholders’ equity

Common shares	15,124	—			15,124
Additional paid-in capital	501,117,758	1,254,865	(1,254,865	) (i)	501,117,758
Statutory reserves	13,167,418	247,425	(247,425	) (i)	13,167,418
Retained earnings (accumulated deficit)	(143,363,304)	46,677,166	(46,677,166	) (i)
			1,527,007	(j)	(141,936,297)
			(100,000	) (c)
Accumulated other comprehensive income	36,417,158	2,657,164	(2,657,164	) (i)	36,417,158
Total shareholders’ equity	407,354,154	50,836,620			408,781,161

Noncontrolling interest	—	2,967,041			2,967,041

Total equity	407,354,154	53,803,661			411,748,202

TOTAL LIABILITIES AND EQUITY	924,865,929	159,554,046			1,032,476,892

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six months ended June 30, 2009

(All amounts stated in US$, unless otherwise stated)

(unaudited)

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan

Revenue:
Real estate sales	129,046,750	33,288,708			162,335,458
Real estate leasing	85,291	—			85,291
Other revenue	2,574,373	123,766			2,698,139
Total revenue	131,706,414	33,412,474			165,118,888

Cost of revenue:
Cost of real estate sales	(105,841,452)	(20,070,590)			(125,912,042)
Cost of real estate leasing	(269,739)	—			(269,739)
Other costs	(3,666,617)	(6,445)			(3,673,062)
Total cost of revenue	(109,777,808)	(20,077,035)			(129,854,843)

Gross profit	21,928,606	13,335,439			35,264,045

Selling and distribution expenses	(3,108,225)	(656,330)			(3,764,555)
General and administrative expenses	(9,005,467)	(645,818)			(9,651,285)
Operating income	9,814,914	12,033,291			21,848,205

Interest expense	—	—			—
Interest income	797,951	197,865			995,816
Exchange gains	28,056	—			28,056
Share of income in an equity investee	3,522,261	—	(3,522,261	) (i)	—
Change in fair value of derivative liabilities	(1,858,000)	—			(1,858,000)
Other income/expense	—	—
Income from operations before income taxes	12,305,182	12,231,156			21,014,077

Income taxes	(7,303,066)	(4,339,798)			(11,642,864)

Net Income	5,002,116	7,891,358			9,371,213

Income allocated to non-controlling interest	—	(495,643)			(495,643)

Net income allocable to common stockholders	5,002,116	7,395,715			8,875,570
Earnings per share – basic	0.03				0.06
Earnings per share – diluted	0.03				0.06
Shares used in computation – basic	151,098,537				151,098,537
Shares used in computation – diluted	160,701,257				160,701,257

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2008

(All amounts stated in US$, unless otherwise stated)

(unaudited)

	Historical		Pro Forma Adjustments Note2		Pro Forma Combined
	Xinyuan	Jiantou Xinyuan

Revenue:
Real estate sales	352,180,740	120,757,042			472,937,782
Real estate leasing	379,080				379,080
Other revenue	4,072,137	92,739			4,164,876
Total revenue	356,631,957	120,849,781			477,481,738

Cost of revenue:
Cost of real estate sales	(352,299,948)	(73,157,703)			(425,457,651)

Cost of real estate leasing	(582,510)				(582,510)
Other costs	(4,098,392)	(175,665)			(4,274,057)
Total cost of revenue	(356,980,850)	(73,333,368)			(430,314,218)

Gross profit (loss)	(348,893)	47,516,413			47,167,520

Selling and distribution expenses	(13,578,240)	(4,030,100)			(17,608,340)
General and administrative expenses	(32,343,349)	(1,888,598)			(34,231,947)
Operating income (loss)	(46,270,482)	41,597,715			(4,672,767)

Interest income	3,491,792	998,013			4,489,805
Interest expense	—	(1,168,542)			(1,168,542)
Exchange gains	3,603,164	—			3,603,164
Share of income in an equity investee	9,843,083	—	(9,843,083	) (k)	—
Change in fair value of derivative liabilities	16,422,000	—			16,422,000
Other expense	—	—	(100,000	) (c)	(100,000)

Income from operations before income taxes	(12,910,443)	41,427,186			18,573,660

Income taxes	(10,729,508)	(17,833,881)			(28,563,389)

Net Income (Loss)	(23,639,951)	23,593,305			(9,989,729)

Income allocated to noncontrolling interest	—	(1,661,815)			(1,661,815)

Net income (loss) allocable to common stockholders	(23,639,951)	21,931,490			(11,651,544)
Earnings per share, basic and diluted	(0.16)				(0.08)
Shares used in computation – basic and diluted	149,149,309				149,149,309

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1- Business Combination Overview and Preliminary Allocation of Purchase Price

On September 30, 2009, Xinyuan’s wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it does not currently own. Upon the completion of such acquisition, Xinyuan will become the sole shareholder of Jiantou Xinyuan.

Jiantou Xinyuan is a joint venture among Zhengzhou General Construction Investment Company (“Jiantou Construction”), which holds 50% of Jiantou Xinyuan’s registered capital; Zhengzhou Jiantou Project Consulting Co., Ltd. (“Engineering Consulting Company”), which holds 5% of Jiantou Xinyuan’s registered capital; and Xinyuan China, which holds 45% of Jiantou Xinyuan’s registered capital. In this proposed acquisition, Xinyuan intends to acquire, through Xinyuan China, the 55% of Jiantou Xinyuan’s registered capital held by Jiantou Construction and Engineering Consulting Company (the “Acquired Shares”). Given that Jiantou Construction and Engineering Consulting Company are state-owned enterprises, this proposed acquisition is subject to government approval, including approval procedures for transfer of state-owned assets, including a public listing and auction process, unless exempted therefrom, and is expected to close by the end of 2009.

Pursuant to the agreement, Jiantou Xinyuan will distribute dividends of approximately US$26.7 million to Jiantou Construction and Engineering Consulting Company in the aggregate and approximately US$21.8 million to Xinyuan China prior to completion of the transaction. Xinyuan China will pay Jiantou Construction and Engineering Consulting Company approximately US$4 million in cash in the aggregate as consideration for the Acquired Shares.

Preliminary Fair Value Determination and Allocation of Consideration Transferred

The acquisition will be accounted for under the purchase method of accounting. Management has preliminarily estimated the fair value of assets acquired and liabilities assumed. However, as the acquisition has not been consummated as of October 28, 2009, the valuation has not been finalized and accordingly, management has not finalized its accounting for the acquisition. Therefore, all amounts and the preliminary allocation of the total acquisition price to the fair value of the acquired assets less liabilities assumed as described in Note 1, are based on management’s preliminary estimates and are subject to change.

Following is a summary of the preliminary estimates of the acquisition price and its allocation to the fair value of the acquired assets less assumed liabilities at June 30, 2009:

Purchase Price:	US$
Cash consideration paid for 55% ownership	4,062,603
Fair value of 45% ownership of Jiantou Xinyuan owned by Xinyuan China	3,323,948
Fair value of 48% noncontrolling interest of Xinyuan Lianhe	2,967,041
Debt assumed	21,955,825
Total purchase price	32,309,417

Net identifiable assets acquired:
Cash and cash equivalents	816,385
Trade accounts receivables	10,431,099
Real estate property development completed	1,382,034
Real estate property under development	98,537,890
Other current assets	11,289,293
Other assets	307,692
Current liabilities	(73,471,640)
Deferred tax liabilities	(16,983,336)
Total identifiable net assets	32,309,417

Note 2-Pro Forma Adjustments

The following pro forma adjustments are based on preliminary estimates of the purchase price and fair value of the assets acquired and liabilities assumed. The final adjustments may be different from these estimates and the differences may be material. In addition, when the acquisition is finalized, among other things, the depreciable lives of tangible and intangible assets may differ.

The pro forma adjustments included in the unaudited pro forma financial statements do not reflect certain adjustments that are expected to result from the acquisition because they are considered to be of a non-recurring nature.

(a) Reflects the payment of the acquisition proceeds from the Company to Jiantou Construction and Engineering Consulting Company.

(b) Reflects the payment of dividends from Jiantou Xinyuan to Jiantou Construction and Engineering Consulting Company.

(c) Reflects estimated transaction costs.

(d) Reflects adjusting real estate property development under development to its estimated fair value as of June 30, 2009.

(e) Reflects the elimination of the intercompany balance between Xinyuan and Jiantou Xinyuan.

(f) Reflects the elimination of the Company’s 45% ownership interest in Jiantou Xinyuan as of June 30, 2009.

(g) Reflects the reclassification of balances to Jiantou Construction and Engineering Consulting Company from due to shareholders to other payables and accrued liabilities.

(h) Reflects the deferred tax liability arising from the increase in book value of the real estate to its fair value.

(i) Reflects the elimination of the equity of Jiantou Xinyuan subsequent to the acquisition.

(j) Reflects the gain from the transaction based on the comparison of the purchase consideration for the 55% ownership interest compared to the book value of Xinyuan’s 45% ownership interest after the payment of dividends.

(k) Reflects the elimination of Xinyuan’s share of income in Jiantou Xinyuan.

Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-160518 and Form S-8 No. 333-152637) and related Prospectuses of Xinyuan Real Estate Co., Ltd. of our report dated October 22, 2009, with respect to the consolidated financial statements of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. included in this Amendment No. 1 to Report of Foreign Private Issuer (Form 6-K) dated September 30, 2009.

/s/ Ernst & Young Hua Ming

Shanghai, People’s Republic of China

October 22, 2009